Exhibit 99.10

LAKE SHORE GOLD CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS
Fourth quarter and year ended December 31, 2009 and 2008

General

The information in this Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in the understanding and assessment of the trends and significant changes in the results of operations and financial conditions of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, for the years ended December 31, 2009 and 2008 (the “financial statements”), which are prepared in accordance with Canadian generally accepted accounting principles. This MD&A has taken into account information available up to and including March 9, 2010. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Lake Shore Gold is a mining company with a goal to become a North American mid-tier gold producer through property acquisition, exploration, new mine development and construction, and production from its Timmins, Ontario properties. The Company is currently carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and recently commenced advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively on exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. Lake Shore Gold is well financed with $132.9 million of cash and cash equivalents as at December 31, 2009. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol LSG.

This MD&A contains forward-looking statements. For example, statements in the “Strategy” and “Outlook” sections of this MD&A with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the sufficiency of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Company Strategy

The Company’s goal is to build a new mid-tier gold company. Critical to achieving this goal is the successful exploration, development and operation of three wholly owned projects in the Timmins Camp, Timmins Mine, Thunder Creek and Bell Creek Complex. During 2009, the Company advanced the 100% owned Timmins Mine towards commercial production expected by the fourth quarter of 2010; refurbished the Bell Creek Mill to a capacity of 1,500 tonnes per day; and commenced underground advanced exploration programs at both the Bell Creek Complex and Thunder Creek property. The Company also completed 128,016 metres of underground and surface drilling and reported encouraging exploration results from Thunder Creek, Bell Creek and the Timmins Mine.

Significant new land positions were added in the Timmins Camp through two business transactions late in 2009, including the completion of the acquisition of West Timmins Mining Inc (“West Timmins”) in November and and the acquisition of 28 square kilometers of prospective exploration property surrounding the Bell Creek Complex from Goldcorp Canada Ltd. and Goldcorp Inc. in December 2009.

HIGHLIGHTS

Acquisition of West Timmins Mining Inc.

On November 6, 2009, Lake Shore Gold acquired all the outstanding common shares of West Timmins with shareholders of West Timmins receiving 0.73 of a Lake Shore Gold common share for each common share of West Timmins they held. Lake Shore Gold issued approximately 104 million common shares pursuant to the transaction. As a result of the transaction, Lake Shore Gold acquired the 40% interest in Thunder Creek that it did not already own, an additional 120 square kilometers of highly prospective property along the western extension of the Timmins mining trend, and extensive land holdings in Mexico.

Advanced Exploration Program at Timmins Mine continues on schedule and on budget

During 2009, the Timmins Mine shaft was sunk to the 670 metre level, with the 650 Level shaft station being completed in June and initial development into the Ultramafic Zone mineralization commencing in September. Development on the 650 Level continued throughout the fourth quarter of 2009 and into 2010, in addition to ongoing diamond drilling, chip and muck sampling of development faces and geologic mapping. Results from this work have shown that the widths and grades of mineralization are consistent with previous surface drilling and suggest that the tonnes and ounces for the Utramafic Zone resource can be expanded from the most recent 43-101 resource calculation at slightly lower grades.

The Company has completed sinking of the shaft to the 710 metre level and will complete installation of the loading pocket, bins and shaft conveyances in May 2010 with commercial production targeted in the fourth quarter.

The Timmins Mine ramp reached the 200 metre vertical level as of the end of 2009, in line with the Company’s target. Work in the ramp led the Company to conclude late in the year that the shallow, distinct vein systems in the ramp are weaker in continuity and have greater complexity than predicted in the original surface drilling, which resulted in a reduction in the reserve of approximately 14,000 ounces in the latest National Instrument (“NI”) 43-101 Technical Report for Timmins Mine (filed on October 6, 2009).

Thunder Creek advanced exploration program commenced during fourth quarter 2009

In November 2009, following the acquisition of the 40% of Thunder Creek not already owned by Lake Shore Gold, the Company commenced an advanced exploration program on the property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development of ore grade mineralization and to support an underground drilling program. As of March 9, 2010 the drift from the 200 Level at Timmins Mine had advanced approximately 560 metres (51% complete) towards Thunder Creek, while the 650 Level drift had progressed 280 metres (35% complete). The 200 Level drift is expected to reach mineralization at the 295 Level at Thunder Creek, around the location of

Hole TC07-36 (24.61 gpt over 7.00 metres), by the end of June, with the 650 Level drift to access a high-grade core of mineralization, near Hole TC09-68b (12.75 gpt. over 83.40 metres), by the end of the third quarter of 2010.

Bell Creek Mill refurbished to 1,500 tonne per day capacity

The Bell Creek Mill was refurbished to a capacity of 800 tonnes per day as of the end of 2008, with initial processing of development material from Timmins Mine commencing near the end of March 2009. Processing activities were carried out sporadically in the initial months of operation. Work to refurbish the secondary ball circuit and perform other work required to increase the Mill’s capacity to 1,500 tonnes per day was completed near the end of the third quarter of 2009. The Mill continued to operate at approximately 800 tonnes per day in campaigns to the end of the year and into 2010 with plans to commission the secondary circuit and increase throughput to full capacity by the end of the third quarter of 2010.

During 2009, a total of 7,700 ounces of gold was produced, mainly from development and material from Timmins Mine. This production was in line with a revised target of 7,500 ounces for the year. The target was revised in November following the acquisition of West Timmins Mining Inc., reflecting the Company’s decision to prioritize drifting from the Timmins Mine to Thunder Creek, focusing work on the Timmins Mine 650 Level on drilling and on accessing and expanding resources, and due to the complexity and continuity of near-surface vein systems in the ramp.

Bell Creek Mine shaft and workings dewatered, ramp accesses mine workings, advances towards Vogel

In May 2009, the Company commenced an advanced exploration program at its 100% owned Bell Creek Complex. The program involves de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a ramp at Bell Creek to connect to the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel. As of March 9, 2010, the Bell Creek shaft and workings from previous mining had been de-watered to a depth of 255 metres with the remaining 37 metres to shaft bottom being used as a sump. The ramp at Bell Creek had advanced a total of 1,200 metres, to a vertical depth of 180 metres, and had accessed mine workings at Bell Creek at the 180 metre level. The ramp had also been driven an additional 220 metres toward the Schumacher and Vogel ore zones.

Acquisition of Bell Creek West block of properties from Goldcorp

On December 17, 2009, the Company acquired from Goldcorp Canada Ltd. and Goldcorp Inc. (together “Goldcorp”) approximately 28 square kilometers of prospective exploration property in the surrounding vicinity of the Company’s 100% owned Bell Creek property for $15 million cash and 1.59 million shares of Lake Shore Gold. The properties, which range from a project with historic resources, the Marlhill Mine, to early stage exploration targets, are all located along the New Mine Trend, host of the Porcupine Joint Venture’s (“JV”) Hoyle Pond Mine and Pamour operations.

Exploration success in support of future production growth, value creation

Exploration success in 2009 was an important driver of growth and value creation. During the year, the Company announced results for a total of 124 drill holes, including wedge and extension holes, for a total of 58,388 metres of drilling, with encouraging results reported for the Company’s Timmins Mine project, the Thunder Creek property and the Bell Creek Complex.

At Thunder Creek, the most encouraging results were released on June 24, 2009 and included Hole TC09-68b, which intersected 12.75 gpt over 83.40 metres. Results released on August 25, 2009 included 12.17 gpt over 9.00 metres in TC09-68d with TC09-73 successfully extending the main porphyry structure, with gold mineralization, to a 1,125 metre vertical depth with potential existing for additional high-grade zones at this depth and below.

Subsequent to year end, additional drill results were released for Thunder Creek on January 26 and February 18, 2010, which both extended the mineralization at depth and down plunge and confirmed the presence of a high-grade core to the mineralization near the 650 Level. On February 18, 2010, the Company announced that Hole TM08-178f had intersected the Thunder Creek Rusk Horizon on the Timmins Mine property at a depth of 1,700 metres below surface, 700 metres below the previous deepest intercept, highlighting the potential to significantly extend the Thunder Creek mineralization at depth.

Encouraging exploration results were also reported from the Company’s 100% owned Bell Creek Complex (including the Bell Creek, Vogel and Schumacher properties) in 2009, including confirmation of a new gold system at depth and the significant potential along strike. Among results during the year were 5.13 gpt over 26.40 metres on November 5, 3009; 12.67 gpt over 14.5 metres, including 16.73 gpt over 10.00 metres on October 1, 2009; and 12.63 gpt over 11.65 metres on July 21, 2009. On January 18, 2010, new intersections were reported which expanded the large new gold system at Bell Creek to a depth below 1,300 metres down plunge and by 70 metres to the west.

Also important to the Company’s 2009 drilling program was the completion of 31,053 metres of underground drilling at the Timmins Mine. Results of 5,323 metres from this drilling on the 650 Level were released on August 24, 2009 and October 29, 2009 and confirmed previous drilling, identified high-grade lenses outside the existing resource, and indicated that the overall size and shape of the main Ultramafic Zone at Timmins Mine is similar to the existing resource model, with potential existing to add tonnes and ounces. On February 17, 2010 an additional 5,555 metres of results were released and recent modeling and estimation of indicated resources near the 650 Level using results of all diamond drill holes assayed to date shows an updated indicated resource for the Ultramafic and Upper Footwall zones in the test block area of 335,005 tonnes grading 8.07 gpt (86,969 ounces) compared to the original resource of 263,136 tonnes grading 9.30 gpt (78,710 ounces).

On February 18, 2010, results from surface drilling at Timmins Mine extended mineralization within a newly emerging fold nose by 130 metres down plunge and 100 metres to the west of previous limit for drilling on the property, suggesting significant potential exists to add new resources at Timmins Mine.

Building a balance sheet to fund the Company’s growth plans

In 2009 the Company raised gross proceeds of $153.8 million through private placements and a public offering. A total of $93.0 million of this amount was raised in the fourth quarter of 2009. Of this amount, $85.0 million was raised through a private placement transaction with Hochschild Mining Holdings Ltd. (“Hochschild”), involving the sale of 19.2 million shares at a price of $4.43 per share. An additional $8.0 million was raised through the sale of 1.4 million structured flow- through shares, representing the first tranche of a structured flow-through financing involving the issuance of approximately 2.7 million shares for gross proceeds of $15.6 million. The second tranche, for gross proceeds of $7.6 million closed on February 16, 2010.

Project spending in 2009, including exploration expenditures of $18.7 million, was $95.2 million (net of $6.1 million gold sales in 2009 and $2.8 million gold sales in 2010 related to 2009 mining activity, and excluding non-cash charges and changes in working capital), compared to the budget of $89.0 million. The increase over budget was due to a decision to increase exploration spending ($4.0 million), the impact of commencing advanced exploration work at Thunder Creek ($1.0 million), and the impact of the Company’s revised production profile on fixed milling costs ($1.2 million). Due to encouraging drill results at the Bell Creek Complex and Thunder Creek property as well as assuming 100% ownership on Thunder Creek, the Company increased its drilling activity during the fourth quarter of spending a total of $6.8 million ($11.7 million in the first nine months of the year).

At December 31, 2009, Lake Shore Gold had cash and cash equivalents of $132.9 million excluding $4.8 million posted in letters of credit.

OUTLOOK

In 2010, Lake Shore Gold will continue to carry out advanced exploration programs at the Company’s 100% owned Timmins Mine, Thunder Creek and Bell Creek Complex properties, with plans to achieve commercial production at the Timmins Mine during the fourth quarter and to access mineralization underground at the Thunder Creek and Bell Creek projects in the second quarter.

The Company now expects to produce approximately 50,000 ounces at the Timmins Mine, with an additional 15,000 ounces expected to come from the Thunder Creek and Bell Creek advanced exploration projects. The Company anticipates ending 2010 at a monthly production rate of 10,000 ounces with further production growth throughout 2011.

The revised 2010 estimate for ounces derived from underground advanced exploration reflects a change in priorities emphasizing increased underground waste development, diamond drilling and infrastructure plans necessary to support the preparation of 43-101 compliant resource estimates at both Thunder Creek and Bell Creek. At Bell Creek, the Company confirmed the presence of a large new gold system at depth and will undertake an evaluation of the project to define the resources and design a mine plan to reflect the larger scale project including the potential to develop a new shaft to depth. The additional development and infrastructure work will position the Company to maximize and sustain annual gold production at both Thunder Creek and Bell Creek.

Gold production during 2010 will be weighted to the second half of the year as work at Timmins Mine is currently focused on drifting to Thunder Creek and completing the shaft change over. Work at Thunder Creek continues to advance on schedule with high-grade mineralization at the 295 Level expected to be intersected by the end of June 2010 and mineralization at the 680 Level expected to be reached by the end of the third quarter of 2010. Refurbishing of the Bell Creek mine workings will be completed and the ramp driven to the 400 metre level by year end, with exploration development along the main “North A” vein planned in the fourth quarter. The Company has achieved considerable exploration success at Bell Creek, which is resulting in a re-

evaluation of the project to potentially become a larger-scale operation from that previously envisioned.

Exploration spending in 2010 is now expected to total $31.0 million, involving more than 250,000 metres of surface and underground drilling and an additional program for Mexican exploration. Project spending in 2010, excluding exploration, is forecasted at $115.0 million (before net proceeds from anticipated gold sales). The capital program has been reduced from $134 million as the Company undertakes a staged increase in milling capacity at Bell Creek to 2,000 tonnes per day and reducing capital at Vogel to focus on maximizing production at Bell Creek.

PROPERTY DEVELOPMENTS

Project and Exploration Spending ($’000)	Year ended December 31, 2009*
Resource property and deferred exploration
Timmins Mine	$53,888
Bell Creek Mill	11,634
Bell Creek mine and exploration properties	22,355
Thunder Creek (including advanced exploration)	4,501
Casa Berardi net	1,049
Other projects	354
$93,781
Property, Plant and equipment
Timmins Mine	6,017
Bell Creek Mill	1,220
Bell Creek Mine	3,086
$10,323

Project and Exploration Spending	$104,104

2009 gold sales	$(6,095)
2010 gold sales, related to 2009 mining activities	(2,813)

Net Project and Exploration Spending	$95,196

* Net Project and Exploration Spending reported exclude values allocated to resource properties on acquisition of West Timmins ($563.6 million) and Bell Creek West properties ($21.9 million), noncash charges of $4.1 million for resource property and deferred exploration and net $7.1 million for property, plant and equipment and changes in working capital.

DEFERRED EXPLORATION EXPENDITURES

Exploration spending for the year ended December 31, 2009 totaled $18.7 million (representing 128,016 metres of drilling) and included $5.7 million at the Timmins Mine project, $3.5 million at Thunder Creek, $8.1 million at the Bell Creek Complex, and $1.0 million at Casa Berardi, with the remainder at other projects.

BELL CREEK MILL

The Bell Creek Mill, acquired in 2007 together with the Bell Creek Mine, was made operational in December 2008 at a capacity of 800 tonnes per day and expanded to 1,500 tonnes per day in the third quarter of 2009. Processing of low-grade material from development and advanced exploration work in the Timmins Mine ramp commenced at the Bell Creek Mill near the end of the first quarter of 2009. The Mill was initially operated in campaigns by processing development material as stockpiles were established. The Mill is now operating on a more continuous basis as deliveries from the Timmins Mine increase, both from the ramp and shaft. In addition, work to refurbish the secondary ball mill circuit at the Bell Creek Mill was completed near the end of the third quarter of 2009 which increased the Mill’s capacity to 1,500 tonnes per day. To date, the Mill has continued to operate in campaigns at approximately 800 tonnes per day with the secondary circuit expected to come on stream as production volumes increase.

Spending at the Bell Creek Mill in the year ended December 31, 2009 totaled $12.9 million (including $1.2 million on property, plant and equipment) including capitalized processing costs as well as new surface buildings, the construction of a cyanide destruction plant and other mill improvements and repairs.

TIMMINS MINE PROJECT

During the year ended December 31, 2009, the Company spent $53.8 million (net of $6.1 million gold sales in 2009) on the Timmins Mine project (including advanced exploration, ramp and ore development and exploration drilling expenditures as well as $6.0 million on property, plant and equipment) or $51.0 million factoring in 2010 gold sales related to 2009 mining activities.

ADVANCED EXPLORATION PROGRAM

The Company is carrying out an advanced exploration program for delineation of bulk sampling of the Footwall, Ultramafic and Main Zones of the property, along with supporting an underground diamond drilling program to both expand the currently identified probable reserve and identify new resources. During 2009 the Company’s net spending on advanced exploration at Timmins Mine totaled $22.6 million (including $3.5 million for property, plant and equipment).

Work on the Timmins Mine 650 Level at the end of 2009 included ramp development to the 630 Level, drifting to Thunder Creek, definition diamond drilling, chip and muck sampling of development faces and geologic mapping. Results from diamond drilling, sampling, mapping and development are still ongoing, but suggest that the overall trend for grades and widths of the mineralization in this area is similar to that predicted by the Resource and Reserve model that supports the most recent National Instrument 43-101 report.

In addition, recent modeling and estimation of indicated resources near the 650 Level using results of all diamond drill holes assayed to date shows an updated indicated resource for the Ultramafic and Upper Footwall zones in the test block area of 335,005 tonnes grading 8.07 gpt (86,969 ounces) compared to the original resource of 263,136 tonnes grading 9.30 gpt (78,710 ounces). The new estimation was conducted using inverse distance block modeling with application of a 95 gpt capping factor, which represents the 99th percentile of all gold assays in the zone. The increased tonnage and ounces for the new estimation is the result of using more rigorous estimation methods, reducing cutoff grades and assuming more of a bulk approach for mining of the Ultramafic Zone compared to the estimates in the latest National Instrument 43-101 report (October 2009).

SURFACE RAMP TO THE 400 LEVEL

As at December 31, 2009, the ramp reached the targeted 200 Level; as at March 9, 2009, the ramp has advanced approximately 1,600 metres to a vertical depth of 230 metres. Work in the ramp during 2009 focused on stope development and advanced exploration work to define and expose the vein systems in the vein zones. Net project spending related to the ramp during 2009 was $22.7 million (including $2.5 million for property, plant and equipment).

EXPLORATION

During 2009, a total of 40,544 metres (31,053 metres of underground drilling and 9,491 metres of surface drilling) of diamond drilling was completed. Gold mineralization at the Timmins Mine project has now been delineated to a depth of 1,330 metres below surface, with alteration, veining and mineralization within the Footwall Deposit and Ultramafic Deposit remaining open at depth. This is highlighted by deep drill intercepts including 65.65 grams per tonne gold over 4.0 metres within the Ultramafic Zone and 7.62 grams per tonne gold over 5.8 metres on the Footwall Zone from previous drilling and new intercepts announced on February 18, 2010. The most significant results from the surface drilling (6,382 metres) were from TG08-178f which intersected 8.11 gpt over 6.00 metres, including 15.92 gpt over 2.50 metres, approximately 130 metres down plunge and 100 metres to the west of the previously defined Timmins Mine mineralization at a 1,330 metre vertical depth (1,485 metres down plunge). The intersection occurs in strongly deformed mafic volcanic rocks containing ankerite-albite alyeration and 2-5% sulphides (Footwall style mineralization). TG08-178f is interpreted to have passed through the top of a newly emerging fold nose located to the north of the main or South ultramafic fold nose which controls the bulk of mineralization at the Timmins Mine, including that which is currently being drilled and developed on the 650 level. Both fold structures remain open down plunge.

BELL CREEK MINE AND VOGEL/SCHUMACHER

The Company’s project spending at the 100% owned Bell Creek Mine and contiguous Vogel and Schumacher properties for 2009 were $25.4 million, of which $17.3 million related to the Bell Creek Complex advanced exploration program (including $3.1 million for property, plant and equipment) and $8.1 million to exploration.

In May 2009, the Company commenced an advanced exploration program at the Bell Creek Complex following approval of the Closure Plan and the signing of an Exploration Agreement with four First Nations. The program involves de-watering and rehabilitating the existing Bell Creek shaft and workings and collaring a ramp at Bell Creek to connect to the contiguous Schumacher and Vogel properties in order to access known mineralization at Vogel. As of March 9, 2010, the Bell Creek shaft and workings from previous mining had been de-watered to a depth of 255 meters with the remaining 37 meters to shaft bottom being used as a sump. The ramp at Bell Creek had advanced a total of 1,200 meters, to a vertical depth of 180 meters, and had accessed mine workings at Bell Creek at the 180 meter level. The ramp had also been driven an additional 220 meters toward the Schumacher and Vogel ore zones.

During 2009, results for 59 holes, 18 wedge holes and 1 hole extension totaling 34,463 metres at Bell Creek Complex were announced, through which the Company was able to confirm the presence of a continuous, high-grade gold system extending to 1,250 metres down plunge. Among key intercepts announced during the year were: 5.13 gpt over 26.40 metres, including higher grade zones of 9.75 gpt over 5.60 metres on November 5, 3009; 12.67 gpt over 14.50 metres, including 16.73 gpt 10.00 metres on October 1, 2009; and 12.63 gpt over 11.65 metres on July 21, 2009.

On January 18, 2010, several significant new intersections were reported which continued to define and expand the large new gold system at Bell Creek with mineralization being extended to below 1,300 metres down plunge. Among the results were 8.99 gpt over 7.0 metres, 14.63 gpt over 1.30 metres and 7.71 gpt over 1.0 metres in BC09-53b, 21.43 gpt over 4.90 metres and 15.65 gpt over 1.50 metres in BC-09-72, and 9.35 gpt over 5.5 metres in BC-09-71A.

THUNDER CREEK

In November 2009, following the acquisition of the 40% of Thunder Creek not already owned by Lake Shore Gold, the Company commenced an advanced exploration program on the property. The program involves drifting across to high-grade mineralization at Thunder Creek from the 200 Level and 650 Level at the Timmins Mine to facilitate development on ore grade mineralization and to support an underground drilling program. As at December 31, 2009, the Company had spent $1.0 million on advanced exploration.

As of March 9, 2010 the drift from the 200 Level at Timmins Mine had advanced approximately 560 metres (51% complete) towards Thunder Creek, while the 650 Level drift had progressed 280 metres (35% complete). The 200 Level drift is expected to reach mineralization at the 295 Level at Thunder Creek, around the location of Hole TC07036 (24.61 gpt over 7.00 metres), by the end of June, with the 650 Level drift to access a high-grade core of mineralization, near Hole TC09-68b (12.75 gpt. over 83.40 metres), by the end of the third quarter of 2010.

The Company spent $6.1 million for exploration and advanced exploration on the property in 2009 (gross of $1.6 million recovered from West Timmins for their share of expenditures to November 6, 2009). During 2009, the Company announced results for 23 holes and 14 wedge holes totaling 26,475 metres on the property (refer to the press releases dated March 31, May 5, June 24 and August 25, 2009 and January 26, 2010 on the Company’s website at www.lsgold.com). The drilling is part of the Company’s ongoing diamond drill program commenced in August 2008.

The most encouraging results were released on June 24, 2009 and included Hole TC09-68b, which intersected 12.75 gpt over 83.40 metres. Results released on August 25, 2009 included 12.17 gpt over 9.00 metres in TC09-68d with TC09-73 successfully extending the main porphyry structure, with gold mineralization, to a 1,125 metre vertical depth with potential existing for additional high-grade zones at this depth and below.

Subsequent to year end, additional drill results were released for Thunder Creek on January 26, 2010 which both extended the mineralization at depth and down plunge and confirmed the presence of a high-grade core to the mineralization near the 650 Level, an area being targeted by development advancing from Timmins Mine. Among key intercepts were 13.45 gpt over 6.40 metres, including 64.69 gpt over 1.20 metres, in TC09-80 and 11.24 gpt over 18.35 metres, including 17.17 gpt over 10.50 metres, in TC09-69b.

On February 18, 2010, the Company announced that Hole TM08-178f had intersected the Thunder Creek Rusk Horizon on the Timmins Mine property at a depth of 1,700 metres below surface, 700 metres below the previous deepest intercept, highlighting the potential to significantly extend the Thunder Creek mineralization at depth and the fact that the two deposits may be converging at depth.

One drill is now active on the property, with plans to start underground drilling once the drift to Thunder creek reach the 295 Level.

BLAKELOCK

All results have now been received for the drill program completed near Porphyry Creek portion of the property just before the end of 2008. The drilling was designed to test for expansion potential of anomalous gold assays obtained from past programs on the north side of the Casa Berardi trend. The drilling indicated a broad zone of biotite alteration surrounding granitic on the north side of the Casa Berardi Trend but mostly low grade assay values. Future plans for exploration on the property are still being reviewed.

CASA BERARDI

The Company has a 50% earn-in right on the Casa Berardi property, as provided in an agreement with Aurizon Mines Ltd. (“Aurizon”), entered into during the third quarter of 2007. The Company can earn its 50% interest by spending $5.0 million over five years. At December 31, 2008, the Company had fulfilled the earn-in expenditure commitments to the end of 2009. The Company is the operator during the earn-in period.

Lake Shore Gold has spent a total of $3.5 million on the Casa Berardi property as at December 31, 2009, of which $1.7 million were spent during 2009. Exploration expenditures in Quebec result in a 40% refundable tax credit to the Company and to date, the total amount of the Company’s eligible Quebec refundable tax credits is $1.4 million, including $0.7 million in 2009.

Work completed in the twelve months ended December 31, 2009 included drilling 6,893 metres in 16 holes. Of the 16 holes, 10 holes (3,656 metres) were completed on the east block approximately 6.0 kilometres (“kms”) east of the Casa Berardi mining operations and along the east extension of the Casa Berardi fault zone. The remaining six holes and 3,237 metres were drilled on the west extension of the Casa Berardi Fault at distances between 600 metres and 1.3 kms west of the boundary with the Casa Berardi Mine.

Significant results from the East Block included CE-09-12, drilled 280 below surface to test the east portion of the “G-Zone”), which confirmed the continuity of the structure in the previously reported “new discovery” hole CW-08-03, which intersected 8.58 gpt over 10.40 metres (see press release dated October 23, 2008). CE-09-18 was drilled 400 metres west of CE-09-12 to test an intersection of 6.84 gpt over 3.10 metres in the previously released CE-08-11. This hole returned 3.04 gpt over 6.30 metres and extended mineralization in this area to a vertical depth of 290 metres within a strike length of 500 metres.

Drilling on the West Block of claims focused on exploring a 1.0 km strike length of untested stratigraphy along the Casa Berardi Fault. CW-09-23 returned 3.44 gpt over 3.91 metres, at a vertical depth of 375 metres below surface. This new intersection is the most significant result from the limited drilling west of the Casa Berardi Mine Claim boundary and highlights the exploration potential for new discoveries along the Casa Berardi Fault trend.

The 2010 drill program will include approximately 10,700 metres of diamond drilling on both the East and West blocks and includes both summer and winter drilling. Expenditures related to the 2010 program are expected to allow the Company to earn its 50% interest in the Casa Berardi operation property before the end of 2010. The winter program started by the end of February 2010 and will include a total of approximately 6,000 metres in 23 holes designed to illustrate continuity and expand mineralization in the G Zone.

TI-PA-HAA-KAA-NING

Lake Shore Gold has a 50% interest in the Ti-pa-haa-kaa-ning project in Northwestern Ontario, with the other 50% owned by Northern Superior Resources Inc. (“Northern Superior”), a related party to the Company by virtue of certain common directors. Northern Superior is the operator of the project.

Work in 2009 included completion of an airborne magnetic survey over the southeast portion of the property, planning for a winter drill program, re-logging and sampling of selected drill core from past drilling and advancing a new NI 43-101 report.

RESULTS OF OPERATIONS

Year ended December 31,
(in $’000)	2009	2008
Corporate costs	$6,886	$5,830
Consulting fees	362	1,094
General exploration	699	830
Shareholder information	512	579
Travel	541	685
Legal and accounting	496	434
Write-off of resource properties and deferred exploration	210	—
Depreciation of property, plant and equipment	249	144
Accretion of asset retirement obligations	146	124
Unrealised loss on investment	—	32
Loss before interest and other income and income taxes	$(10,101)	$(9,752)
Interest and other income,net	407	2,220
Recovery of income taxes	11,829	2,031
Net income (loss) for the period	$2,135	$(5,501)
Net income (loss) per share - basic and diluted	$0.01	$(0.04)

The Company recorded net income of $2.1 million in 2009 compared to a net loss of $5.5 million in 2008. The net income in 2009 is due to the recovery of income taxes of $11.8 million (2008 - $2.0 million), mainly due to the reduction of substantively enacted tax rates in the fourth quarter of 2009. Excluding recovery of income taxes, 2009 loss is $9.7 million compared to $7.5 million in 2008. The higher loss in 2009 resulted mainly from increased corporate costs in support of capital programs and growth plans, lower interest income, higher depreciation and accretion expense and the write off of certain non-core projects (none in 2008). These factors were partially offset by decreased consulting fees, general exploration and shareholder information costs.

The Company reports stock-based compensation by expensing the amount on the consolidated statements of loss and deficit (allocating it to (i) corporate costs for corporate employees, (ii) consulting fees, (iii) general exploration for individuals involved in work of a general reconnaissance nature), or capitalizing the amount in resource properties and deferred exploration for individuals involved in specific projects.

The Company capitalized $0.8 million of stock-based compensation in 2009 (2008 - $0.5 million). The allocation on the consolidated statements of loss and deficit for year ended December 31, 2009 and 2008 was as follows ($’000):

Year ended December 31,	2009	2008
Corporate costs	$1,506	$1,187
Consulting fees	172	299
General exploration	14	119
Total stock-based compensation	$1,692	$1,605

Stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $1.90 (2008 — $0.58) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 69% (2008 — 62.5% to 66%); risk free interest rate of 1.63% to 2.44% (2008 — 2.39% to 3.35%) and expected life of 3.5 years (2008 — 3.5 years).

Stock-based compensation expense for the year 2009 is comparable to 2008.

Corporate costs in 2009 increased by $1.0 million compared to 2008 (or $0.7 million, excluding the impact of stock-based compensation expense). The increase is due mainly to increased costs in support of capital programs and growth plans initiated mid 2008 supporting the Company’s transition from an exploration company to a gold producer. The increase in corporate costs is partially offset by a decrease in consulting fees ($0.6 million decrease excluding the impact of stock-based compensation expense).

General exploration expenditures, which include expenditures of a general reconnaissance nature that are not project specific or do not result in the acquisition of resource properties, are comparable to 2008 (excluding the impact of stock-based compensation expenses).

Shareholder information costs, travel expenses and legal and accounting fees in 2009 changed by nominal amounts compared to 2008.

During 2009, the Company wrote off $0.2 million (2008 - $Nil) of its resource properties and deferred exploration, representing the carrying value of certain non core properties.

Recovery of future income taxes in 2009 increased by $9.8 million compared to 2008. The increase is due to the change in substantively enacted tax rates in mid November 2009 as well as the revaluation with the new tax rates at December 31, 2009 relating to the future tax liability of $148.4 million recorded on the acquisition of West Timmins (November 6, 2009).

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited financial statements.

Year ended December 31,
(in $’000s except for loss per share and number of
shares issued and outstanding)	2009	2008
Financial Results:
Interest and other income, net	$407	$2,220
Net Income (Loss)	2,135	(5,500)
Net Income (Loss) per share* - basic and diluted	0.01	(0.04)

Financial Position:
Cash and cash equivalents	132,920	85,319
Working capital	114,259	71,423
Property, plant and equipment (net of accumulated amortization)	28,723	13,703
Resource properties and deferred exploration	849,193	172,108
Total Assets	1,020,557	279,922
Long term capital lease obligations	5,764	719
Future tax liabilities	152,975	17,381
Asset retirement obligations	1,728	1,461
Share capital	827,795	252,872
Contributed surplus	25,940	7,982
Accumulated other comprehensive income	26
Deficit	(16,142)	(18,277)
Number of shares issued and outstanding (000s)	345,295	175,355

* Income (Loss) per share is calculated based on the weighted average number of shares outstanding.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s interim consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Interest and other income, net	$169	$56	$50	$132
Net income (loss)	$7,201	$(1,886)	$(1,449)	$(1,731)
Net icome (loss) per share* - basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.01)

Fiscal quarter ended	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Interest and other income, net	$600	$892	$412	$316
Net income (loss)	$(2,297)	$(1,078)	$(1,579)	$(546)
Net income (loss) per share* - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.00)

* Net income (loss) per share is calculated based on the weighted average number of shares outstanding.

The Company recorded net income of $7.2 million in the fourth quarter of 2009 due to the recovery of income taxes of $10.2 million (same quarter in 2008 - $0.6 million), mainly due to the reduction of substantively enacted tax rates in the quarter in 2009 (as explained under “Results of Operations” on this MDA). Company’s operating expenses increased starting in the second quarter of 2008 mainly due to higher corporate and other costs in support of capital programs and growth plans as the Company transitions from an exploration company to a gold producer.

ACQUISITIONS

On November 6, 2009, Lake Shore Gold acquired all of the issued and outstanding common shares of West Timmins by issuing 104 million common shares of the Company. The outstanding West Timmins stock options and warrants were exchanged into 4.4 million options and 4.2 million warrants of Lake Shore Gold. The acquisition is accounted for as an asset acquisition under Canadian GAAP. The Lake Shore Gold shares issued were valued at $399.2 million and the options and warrants at $24.7 million. The Company incurred related transaction costs of $4.5 million.

On December 17, 2009, the Company acquired from Goldcorp the Bell Creek West properties for $15 million in cash and 1.6 million Lake Shore Gold common shares, valued at $6.6 million at closing. The Company incurred related transaction costs of $0.2 million. The PJV has obtained a 2% net smelter royalty relating to any future production from the acquired properties.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Lake Shore Gold is not in commercial production and to the end of the third quarter of 2009 did not generate cash from operations. The Company generated pre-production revenue of $6.1 million in the fourth quarter of 2009. Financing for the Company has come from raising capital through equity issues. At December 31, 2009, the Company had cash and cash equivalents of $132.9 million. Subsequent to year end, on February 16, 2010, the Company received gross proceeds of $7.6 million (second tranche of the structured flow through financing arranged at end of 2009).

Cash used in operating activities during 2009 increased to $7.6 million as compared to $4.3 million in 2008 due mainly to higher operating losses and movements in working capital. Changes in non-cash working capital items, recovery of income taxes and stock-based compensation expense make up the principal amounts that reconcile the consolidated statements of loss to the consolidated statements of cash flows from operating activities.

Exploration advances and other receivables of $3.8 million in 2009 are comparable to 2008 ($3.9 million). The increase in accounts payable and accrued liabilities ($19.4 million at December 31, 2009, compared to $17.1 million at December 31, 2008) is mainly due to the timing of payments.

Cash used in investing activities in 2009, totaled $100.3 million compared to $66.5 million in 2008. The Company’s principal investing activity is the acquisition, exploration and advanced exploration of its resource properties. During 2009, the Company incurred the majority of its resource property expenditures (including changes in working capital related to resource properties and deferred exploration at December 31, 2009) on advanced exploration and field equipment for the Timmins mine, advanced exploration and field equipment for the Bell Creek Mine, refurbishing work on the Bell Creek Mill, and drilling at its various exploration properties (for details, refer to the “Property Developments” section of this MD&A). Included in investing activities in 2009 are $15.2 million cash expenditures for the acquisition of Bell Creek West properties; the Company received net cash of $8.4 million from the acquisition of West Timmins Mining. The Company also spent $0.9 million for the acquisition of 6.0 million units on RT Minerals Corp. (“RT Minerals”) each unit consisting of one common share and one common share purchase warrants on RT Minerals. Subsequent to year end, on January 6, 2010, the Company acquired another 1.5 million units of RT Minerals for $0.3 million, bringing the Company’s investment in RT Minerals to 26.26% of the outstanding common shares.

On December 4, 2009, the Company completed a private placement with Hochschild Mining plc. (“Hochschild”), raising gross proceeds of $85 million through the issuance of 19.2 million shares. On November 19, 2009, the Company announced a non-brokered structured flow-through financing for the issuance of approximately 2.7 million shares for gross proceeds of $15.6 million, of which $8 million were issued as at December 31, 2009, and the remaining subsequent to year end.

On March 5, 2009, the Company completed a bought deal financing and received gross proceeds of $60.7 million.

The Company received $4.6 million from the exercise of 4.3 million options and $5.2 million from the exercise of 2.3 million warrants.

Based on its December 31, 2009 cash position of $132.9 million and the proceeds from planned gold sales in 2010, Lake Shore Gold is positioned to finance its planned expenditures in 2010. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. Management is of the opinion that additional financing is available and may be sourced in time to allow the Company to continue its planned activities in the normal course. However, there is no assurance it will be able to raise funds in the future.

CONTRACTUAL OBLIGATIONS

In addition to commitments and contractual obligations related to the Casa Berardi property (refer to discussion under “Casa Berardi” in this MD&A), the Company is required to make nominal cash payments (advanced royalty payments) to maintain its 100% interest on the Vogel property, and yearly nominal payments in 2010 to 2015 as required under the Schumacher agreement. The Company is required to make property tax payments for all Mexican properties as well as annual payments of Mexican pesos of 800 ($66) for land rights on one of its Mexican properties.

The Company has also office rent obligations, capital lease obligations and asset retirement obligations for the Bell Creek Mine and Mill and Timmins project advanced exploration as at December 31, 2009 as follows (in $’000s):

						2015 and
	2010	2011	2012	2013	2014	thereafter	Total
Office rent	$455	$431	$433	$429	$179	$0	$1,927
Asset retirement obligations	—	—	—	—	—	5,811	5,811
Capital leases and other	3,880	3,006	2,764	1,266	252	1,260	12,428
	$4,335	$3,437	$3,197	$1,695	$432	$7,072	$20,166

OUTSTANDING SHARE CAPITAL

As at March 9, 2010, there were 347,473,925 common shares issued and outstanding, as well as the following options and warrants:

OPTIONS:

Number of Options Outstanding	Exercise Price Range
4,082,546	$0.00-$0.99
4,066,548	$1.00-$1.99
874,590	$2.00-$2.99
396,500	$3.00-$3.99
2,524,500	$4.00-$5.00
11,944,684

WARRANTS:

		Exercise
Date issued	Number of warrants	price	Expiry date

November, 2009	1,674,881	$0.89	July 30, 2010
November, 2009	282,705	$0.89	August 5, 2010
November, 2009	1,906,733	$1.30	December 4, 2010
	3,864,319

The above warrants were transferred to Lake Shore Gold upon completion of the business combination transaction with West Timmins Mining.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are discussed in Note 2 to the consolidated financial statements for the year ended December 31, 2009. Management considers the following policies to be most critical in understanding the judgments that are involved in producing the Company’s consolidated financial statements and the estimates made that could impact results of operations:

Resource properties and deferred exploration

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties that are abandoned are written off when the decision to abandon is made. The recoverability of the amounts shown for resource properties and deferred exploration is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

Future taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. Significant estimates include the timing of the reversal of the Company’s book to tax differences.

Stock options and warrants

The Company uses a Black-Scholes model to determine the fair value of options and warrants. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Asset retirement obligations

Estimates of asset retirement obligations are the costs associated with the closure and site restoration costs for the Bell Creek Mine and Mill and Timmins project advanced exploration. These amounts are estimates of expenditures that are not due until future years. The discounted amount of changes in these estimates will be included in the respective asset with an offsetting amount accrued as asset retirement obligations.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, exploration advances and other receivables, restricted cash, investment and accounts payable and accrued charges. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

MINING EXPLORATION COSTS

On March 27, 2009, the Canadian Institute of Chartered Accountants approved EIC 174, “Mining Exploration Costs”. The EIC provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. The Company has applied this new abstract at the date of issuance resulting in no impact on its consolidated financial statements.

AMENDMENTS TO SECTION 3862, FINANCIAL INSTRUMENTS - DISCLOSURES

In July, 2009, the CICA approved amendments to section 3862, Financial Instruments — Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments, as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e as prices) or indirectly (i.e derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company adopted the requirements of amendments to Section 3862 on its December 31, 2009 consolidated financial statements (note 5).

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

The Company has developed a detailed plan for IFRS convergence comprised of three related phases:

•                             phase 1 review and assessment, which involved a detailed review of all relevant IFRS standards to identify differences with our current accounting policies and practices; the separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS; the prioritization of those differences that could have a significant impact on our financial statements, business processes and IT;

•                             phase 2, design, which includes the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1, reflecting changes to existing accounting policies and practices, business processes, IT and internal controls

•                             phase 3, implementation, which involves implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

The Company is into the second phase of its conversion plan and has completed a detailed analysis of the standards, identifying a number of accounting differences and policy alternatives, including one-time accounting alternatives under IFRS. There are a number of IFRS standards in the process of being amended by the International Accounting Standards Board and are expected to continue until the transition date of January 1, 2011. The Company is actively monitoring proposed changes.

The following areas have been identified as having the highest potential impact on the Company’s financial reporting: methodology for impairment testing, future taxes, property, plant and equipment, accounting for stock compensation, disclosure and presentation and the provisions related to the initial adoption of IFRS under IFRS 1, First Time Adoption. A summary of progress in the review of areas originally identified to have the highest potential impact is as follows:

Impairment of Long Lived Assets

Impairment testing of long-term assets is based on a two-step approach under current Canadian GAAP, first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 Impairment of Assets (“IAS 36”) uses a one-step approach testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-down where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-down may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company will adopt IAS 36 requirement on transition to IFRS.

Future Income Taxes

Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward traced to equity.

IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company expects the impact of implementing IAS 12, Income Taxes to be material impacting the resource properties and deferred exploration and future income tax balances.

Share Based Payments - Stock Compensation

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black- Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Currently the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses. IFRS 2 is applicable for stock compensation expense issued on or after January 1, 2005; earlier adoption is permitted. The Company expects to recognize under IFRS 2 all share-based awards that were recognized under Canadian GAAP.

IFRS 1, First Time Adoption, allows the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002 that vested before the later of: i. the date of transition to IFRSs; and ii. January 1, 2005. Although not expected to be significant, the Company is still in the process of assessing the application of this first time adoption option.

Property, Plant and Equipment

IAS 16 Property, plant and equipment (“IAS 16”) reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. IAS 16 also provides guidance that would require major overhauls be treated as separate components of plant and equipment, with the overhaul cost capitalised and depreciated over the period to the next major overhaul.

Upon adoption of IFRS, the Company must make an accounting policy choice in how to account for fixed assets (a) upon transition to IFRS (see below discussion for IFRS 1) and (b) on a continuing basis. The Company expects to apply requirements of IAS 16 on a retroactive basis on transition for the majority of its property, plant and equipment and use the cost method on a continuing basis. The Company is in the process of identifying the impact of the noted differences on the property, plant and equipment balance.

IFRS 1: First-Time Adoption of IFRS — IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to the restatement of prior business combinations, asset retirement obligations, deemed cost for the property, plant and equipment and stock based compensation expense

The Company has not fully analyzed and concluded on IFRS 1, but has made tentative conclusions on some items. The Company expects not to restate business combinations executed prior to January 1, 2010 and not to restate asset retirement obligations incurred prior to January 1, 2010; the Company also expects to utilize the exemption related to stock based compensation expense (see above under “Shared Based Payments”). The Company has not yet determined whether to revalue any of its property, plant and equipment. If any assets are revalued, there will be a related effect on depreciation expense.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant to the Company’s adoption of IFRS.

Resource properties and deferred exploration expenditures

Similar to Canadian GAAP, IFRS allows the choice of capitalizing or expensing exploration costs; the Company’s policy under Canadian GAAP has been to capitalize all exploration expenditures; the Company expects to follow the same accounting policy under IFRS.

Different from Canadian GAAP, IFRS does not allow the capitalization of expenditures incurred prior to obtaining the exploration license. The Company is in the process of identifying any such costs capitalized; costs identified will be recorded in the opening deficit on transition.

IFRS only provides guidance up to the point that technical feasibility and commercial viability of extracting a resource is demonstrated, the exploration and evaluation phase. Apart from the difference identified above, IFRS is in line with Canadian GAAP for the accounting for the accounting for this phase but expenditures beyond this phase must be considered with the capitalization criteria for property, plant and equipment (PP&E) and/or Intangible assets. The Company’s initial assessment indicates that our resource property expenditures beyond the exploration and evaluation phase meet the recognition criteria in relation to property, plant and equipment and no material impact on the adoption of IFRS is expected.

Decommissioning Liabilities — Asset Retirement Obligations (“AROs”)

Canadian GAAP includes specific guidance with respect to asset retirement obligations whereas under IFRS asset retirement obligations are included under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. IFRS requires the use of the current market-based discount rate to be applied to the liability at each reporting date rather than the historical rate used when the liability was initially set-up. IFRS requires ARO to be determined based on best estimate for the most likely outcome. This is slightly different from Canadian GAAP which requires ARO to be fair value using third-party market assumptions. We do not expect that either of these impacts will be material.

The Company will apply the standard prospectively (using IFRS 1 exemption).

Flow through commons shares

The Company is also evaluating the impact of IFRS on its accounting for flow through shares and expects to identify differences in this regard.

As the review of accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures will be made, including changes in controls or procedures to address reporting of first time adoption and opening balances under IFRS.

The Company is also working on implementing changes to its financial information systems and processes to enable it to maintain data required to report its 2010 financial information under IFRS for comparative purposes.

The Company has conducted initial training sessions targeted to various levels of the organization. Additionally, the Company will also continue to provide training to other key employees and will monitor the impacts on its business processes and information systems, and will develop a broader external communication plan. The Company’s transition plans are on schedule and further updates on the status of key activities for this project will be provided in the Company’s 2010 interim Management’s Discussion and Analysis.

RELATED PARTY TRANSACTIONS

The following are related party transactions for the years ended December 31, 2009 and 2008:

No fees were paid during 2009 (2008 — $0.6 million) on account of consulting and management services provided by directors. The fees paid in 2008 included $0.5 million paid to a director as finder fees related to the Hochschild equity transactions and have been recorded as share issue costs.

In 2009, the Company charged $0.1 million (2008 — $0.1 million) to Northern Superior. The charges were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009.

During the year ended December 31, 2009, Northern Superior, the joint venture operator for the Ti-pa-ha-kaa-ning property, charged the Company $0.2 million (2008 - $4.0 million), for the Company’s share for the property expenditures. As at December 31, 2009, there is net amount of $0.1 million (2008 - $0.8 million) due to Northern Superior, of which $0.1 million is included in accounts payable (2008 - $1.1 million) and $Nil in exploration advances and other receivable (2008 - $0.3 million).

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

RISKS AND UNCERTAINTIES

The most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; the uncertainty as to potential project delays from circumstances beyond the Company’s control; and the timing of production; as well as title risks, risks associated with joint venture agreements and the possible failure to obtain mining licenses.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2009.

CORPORATE GOVERNANCE

The Company’s Board of Directors follows widely accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company has also adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), have evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is operating effectively. Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2009.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2009, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true; prices for fuel, electricity and other key supplies remains consistent with current levels; production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As well as those factors discussed in the section entitled “Risk Factors” in this MD&A and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

QUALITY CONTROL

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Routine assays have been completed using a standard fire assay with a 30- gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are typically tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

QUALIFIED PERSON

The Company’s Qualified Persons (“QPs”) (as defined in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”) for diamond drilling projects at the Timmins Mine surface and Thunder Creek properties; Bell Creek, Schumacher and Vogel properties; and Casa Berardi optioned property are Jacques Samson, P.Geo., Pat Pope P.Geo., Richard Labine, P. Geo.,Stephen Conquer,P.Geo, and Don Boucher, P.Geo, respectively. Heather Miree, P.Geo. and Stephen Conquer, P.Geo. are the QPs for the Timmins Mine underground drilling project, Pat Pope, P.Geo. is the QP for surface drilling for the Timmins Mine project, and Bob Kusins,P.Geo. is the QP for resource estimation at all of the Company’s properties. As QPs, Messrs. Samson, Labine, Conquer, Boucher, Pope and Kusins and Ms Miree have prepared or supervised the preparation of the scientific or technical information for their respective properties as reviewed in this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2009, its Annual Information Form for the year ended December 31, 2009, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.